UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)*



                                  VSOURCE, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   92908B 30 3
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)
                                 DENNIS M. SMITH
                              UNIT 501, AXA CENTRE
                          151 GLOUCESTER ROAD, WANCHAI
                                    HONG KONG
                                 (852) 2259-7888

                              --------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 22, 2004
                                -----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX./ /

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7(B) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

*THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED ("ACT"), OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 92908B 30 3
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

         Dennis M. Smith
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)
                                                                     (b)
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS: N/A
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: US
--------------------------------------------------------------------------------
       NUMBER OF                        7. SOLE VOTING POWER: 0
        SHARES                          ----------------------------------------
     BENEFICIALLY                       8. SHARED VOTING POWER: 0
       OWNED BY                         ----------------------------------------
         EACH                           9. SOLE DISPOSITIVE POWER: 0
      REPORTING                         ----------------------------------------
     PERSON WITH                       10. SHARED DISPOSITIVE POWER: 0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: IN


Item 4.  Purpose of Transaction.
         ----------------------

         Exchange Offer
         --------------

         Pursuant to the Exchange Offer described in Amendment No. 4 to this
Schedule 13D, on November 22, 2004, the Reporting Person disposed of 383 shares of the Series 4-A Preferred Stock of the Issuer. After completing such transaction the Reporting Person no longer owns any shares of Series 4-A Preferred Stock of the Issuer. The Exchange Offer is described in greater detail in Amendment No. 4 to this Schedule 13D and in a Schedule TO filed by the Issuer with the Securities and Exchange Commission on October 15, 2004.

         Symphony Purchase Offer
         -----------------------

         Pursuant to the sale and purchase agreement between the Reporting Person and Symphony Asia Berhad ("Symphony"), which is described in Amendment No. 4 to this Schedule 13D, on November 24, 2004, the Reporting Person sold all of the common stock of the Issuer owned by the Reporting Person to Symphony. In connection therewith, the Reporting Person (a) exercised 11,463 options held by the Reporting Person and sold the related shares of common stock to Symphony, and (b) cancelled all other options that were held by the Reporting Person. A total of 142,672 shares of common stock of the Issuer were sold by the Reporting Person to Symphony, including 11,463 shares of common stock issued upon exercise of options.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         As a result of the Exchange Offer and Symphony Purchase Offer described in Item 4, the Reporting Person ceased to be the beneficial owner of at least 5% of the outstanding Common Stock of the Issuer on November 24, 2004. See Item 4 for a description of transactions by the Reporting Person in the Issuer's Securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ----------------------------------------------------------------------

         As noted in Amendment No. 4 to this Schedule 13D, by reason of a Stockholders Agreement and Commitment Letter all of the parties thereto were deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated by the Securities and Exchange Commission pursuant to the Act, and that, since the parties to the Stockholders Agreement we deemed to constitute a "group", as a member of the "group," the Reporting Person was deemed to beneficially own all of the shares of Common Stock owned in the aggregate by the members of the group. On November 22, 2004, the Stockholders Agreement and Commitment Letter terminated and the Reporting Person is therefore no longer deemed a member of the group.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         Exhibit 1(*)      Commitment Letter signed by the Reporting
                           Person issued to the Issuer, dated August 31, 2004 (Incorporated by reference to Exhibit 18 to the Schedule 13D filed September 2, 2004 by the Reporting Person)

         Exhibit 2(*) Common Stock and Warrant Purchase Agreement, dated as of August 31, 2004, by and among Symphony House Berhad, the Reporting Person and the other selling shareholders set forth therein. (Incorporated by reference to Exhibit 19 to the Schedule 13D filed September 2, 2004 by the Reporting Person)

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: November 24, 2004

                                          Dennis M. Smith

                                          /s Dennis M. Smith

                                          --------------------------------------

                                      -3-